Exhibit 99.1

ITW NEWS RELEASE

**ITW Reports a 26 Percent Decrease in Operating Revenues for Three Months
Ended May 31, 2009; Base Revenues Show Ongoing Stabilization; Return of Decorative Surfaces Segment to Continuing
Operations Adds 4 Cents of Earnings to Revised Second Quarter 2009 Forecast of $0.29 to $0.41**

GLENVIEW, ILLINOIS—(June 15, 2009)—Illinois Tool Works Inc. (NYSE:ITW) today reported an operating revenue decrease of 26 percent for the three months ended May 31, 2009. The revenue decline for the three months was due to a 23 percent decrease in base revenues and a 9 percent decline in contributions from currency translation. Acquisitions contributed 6 percent to revenues in the three month period. The Company's base revenues continue to stabilize as core revenues have been in a range of -21 percent to -25 percent for the past 5 months of January through May 2009.

On a segment basis, the Company's three month moving average percentage change for operating revenues, comprised of base revenues, acquisitions/divestitures and currency translation, is provided below.

(% change for 3 months ended May 31, 2009 versus prior year period)

*Industrial Packaging:	- 37.2%
*Power Systems and Electronics:	- 37.1%
*Transportation:	- 22.9%
*Food Equipment:	- 15.0%
*Construction Products:	- 36.6%
*Polymers and Fluids:	- 7.9%
*Decorative Surfaces	- 24.0%
*All Other:	- 18.3%

Due to the Decorative Surfaces segment being placed back into continuing operations as was announced on May 8, 2009, the segment is expected to add four cents to income per share from continuing operations in the current quarter. As a result, the Company is now forecasting second quarter 2009 diluted income per share from continuing operations to be in a range of $0.29 to $0.41. On a restated basis, Decorative Surfaces also added four cents of earnings to ITW's 2009 first quarter results. The updated second quarter forecast assumes a total revenue improvement of 5 percent to 11 percent compared to the restated first quarter of 2009.

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitations, statements regarding operating revenues, the Decorative Surfaces segment, diluted income per share from continuing operations and the Company's related forecasts. These statements are subject to certain risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated. Important factors that could cause actual results to differ materially from the Company's expectations are set forth in ITW's Form 10-Q for the 2009 first quarter.

With $15.9 billion in revenues, ITW is a multinational manufacturer of a diversified range of value-adding and short lead-time industrial products and equipment. The Company consists of 875 business units in 54 countries and employs some 61,000 people.

Contact: John Brooklier, 847-657-4104 or jbrooklier@itw.com

ILLINOIS TOOL WORKS INC. and SUBSIDIARIES
2008 & 2009 PRO FORMA STATEMENT OF INCOME RESTATED FOR DECORATIVE SURFACES SEGMENT
(UNAUDITED)

(In thousands except for per share amounts)

	1Q 2008	2Q 2008	3Q 2008	4Q 2008	YTD 2008	1Q 2009
Operating Revenues	$4,125,810	$4,555,881	$4,464,621	$3,954,029	$17,100,341	$3,146,379
Cost of revenues	2,692,485	2,941,457	2,936,599	2,616,330	11,186,871	2,152,827
Selling, administrative, and R&D expenses	773,117	814,962	806,533	831,587	3,226,199	761,691
Amortization of intangible assets	40,139	42,303	50,491	51,477	184,410	50,570
Impairment of goodwill and other intangible assets	1,438	—	—	137	1,575	89,997
Operating Income	618,631	757,159	670,998	454,498	2,501,286	91,294
Interest expense	(37,467)	(36,588)	(38,240)	(42,163)	(154,458)	(31,436)
Other income (expense)	(21,133)	24,294	16,763	(15,214)	4,710	(4,341)
Income from Continuing Operations Before Income Taxes	560,031	744,865	649,521	397,121	2,351,538	55,517
Income taxes	164,693	216,161	184,935	94,656	660,445	63,533
Income (Loss) from Continuing Operations	395,338	528,704	464,586	302,465	1,691,093	(8,016)
Loss from Discontinued Operations	(91,717)	(614)	(11,068)	(68,691)	(172,090)	(31,358)
Net Income (Loss)	$ 303,621	$ 528,090	$ 453,518	$ 233,774	$1,519,003	$ (39,374)
Income (Loss) Per Share from Continuing Operations:						
Basic	$ 0.75	$ 1.01	$ 0.90	$ 0.59	$ 3.26	$ (0.02)
Diluted	$ 0.75	$ 1.01	$ 0.89	$ 0.59	$ 3.24	$ (0.02)
Loss Per Share from Discontinued Operations:						
Basic	$ (0.17)	$ (0.00)	$ (0.02)	$ (0.13)	$ (0.33)	$ (0.06)
Diluted	$ (0.17)	$ (0.00)	$ (0.02)	$ (0.13)	$ (0.33)	$ (0.06)
Net Income (Loss) Per Share:						
Basic	$ 0.58	$ 1.01	$ 0.88	$ 0.46	$ 2.93	$ (0.08)
Diluted	$ 0.57	$ 1.01	$ 0.87	$ 0.46	$ 2.91	$ (0.08)
Shares of Common Stock Outstanding During the Period:						
Average	526,299	521,488	517,914	508,851	518,609	499,189
Average assuming dilution	529,725	525,209	521,086	510,184	521,213	499,189

ILLINOIS TOOL WORKS INC. and SUBSIDIARIES
2008 & 2009 PRO FORMA SEGMENT INFORMATION RESTATED FOR DECORATIVE SURFACES SEGMENT
(UNAUDITED)

(Dollars in thousands)

	1Q 2008	2Q 2008	3Q 2008	4Q 2008	YTD 2008	1Q 2009
Industrial Packaging						
Operating Revenues	$629,750	$717,986	$694,322	$576,864	$2,618,922	$426,145
Operating Income (Loss)	70,106	94,958	77,884	40,474	283,422	(2,610)
Margin %	11.1%	13.2%	11.2%	7.0%	10.8%	(0.6)%
Power Systems & Electronics						
Operating Revenues	582,391	648,785	620,743	504,934	2,356,853	395,455
Operating Income	124,763	142,124	118,910	78,531	464,328	25,365
Margin %	21.4%	21.9%	19.2%	15.6%	19.7%	6.4%
Transportation						
Operating Revenues	594,090	630,427	581,865	540,984	2,347,366	434,634
Operating Income (Loss)	91,702	99,705	68,753	16,740	276,900	(16,448)
Margin %	15.4%	15.8%	11.8%	3.1%	11.8%	(3.8)%
Food Equipment						
Operating Revenues	509,739	538,479	542,687	542,281	2,133,186	431,200
Operating Income	70,316	73,675	88,194	88,682	320,867	44,403
Margin %	13.8%	13.7%	16.3%	16.4%	15.0%	10.3%
Construction Products						
Operating Revenues	484,034	566,172	525,005	415,472	1,990,683	323,987
Operating Income (Loss)	52,179	80,044	75,040	37,559	244,822	(10,220)
Margin %	10.8%	14.1%	14.3%	9.0%	12.3%	(3.2)%
Polymers & Fluids						
Operating Revenues	255,511	299,249	369,369	325,524	1,249,653	248,073
Operating Income (Loss)	35,916	53,677	53,629	36,818	180,040	(50,620)
Margin %	14.1%	17.9%	14.5%	11.3%	14.4%	(20.4)%
Decorative Surfaces						
Operating Revenues	302,535	335,956	316,867	275,637	1,230,995	232,111
Operating Income	34,298	46,761	27,137	34,386	142,582	27,984
Margin %	11.3%	13.9%	8.6%	12.5%	11.6%	12.1%
All Other						
Operating Revenues	781,890	833,786	828,006	783,245	3,226,927	661,804
Operating Income	139,351	166,215	161,451	121,308	588,325	73,440
Margin %	17.8%	19.9%	19.5%	15.5%	18.2%	11.1%
Intercompany Revenue	$(14,130)	$(14,959)	$(14,243)	$(10,912)	$(54,244)	$(7,030)
As Reported on Statement of Income						
Operating Revenues	$4,125,810	$4,555,881	$4,464,621	$3,954,029	$17,100,341	$3,146,379
Operating Income	618,631	757,159	670,998	454,498	2,501,286	91,294
Margin %	15.0%	16.6%	15.0%	11.5%	14.6%	2.9%